Exhibit 21.1
List of Subsidiaries of Insteel Industries, Inc.
     The following is a list of subsidiaries of the Company as of September 29, 2007, each of which is wholly-owned by the Company:

State or Other Jurisdiction of
Name	Incorporation
Insteel Wire Products Company	North Carolina

Intercontinental Metals Corporation	North Carolina

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